Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since June 9, 2025, which were all completed through open market purchases.

Tether Investments, S.A. de C.V.:

Date	Shares Bought	Price
June 9, 2025	4,360,511	1.1314
June 10, 2025	53,949,899	1.1339
June 11, 2025	24,471,881	1.1339
June 16, 2025	10,000,000	1.1421
October 17, 2025	3,444,458	11.0533
November 13, 2025	7,502,502	13.3289
November 17, 2025	129,438	9.5830